# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: H2O America, CIK 0000766829
CUSIP: 784305104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 110 West Taylor Street, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-26-003056
Filed by CIK 0001924953

## Reporting persons
- ATLAS Infrastructure Partners (UK) Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,532,084; sole dispositive power 0; shared dispositive power 4,532,084; aggregate amount beneficially owned 4,532,084 (10.83% of the class)
- GIP Atlas Holdings Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,532,084; sole dispositive power 0; shared dispositive power 4,532,084; aggregate amount beneficially owned 4,532,084 (10.83% of the class)
  Comment: GIP Atlas Holdings Limited is the sole owner of Atlas Infrastructure Partners (UK) Ltd, holding 100% of its equity interests; however, it does not exercise investment discretion with respect to the entity.

## Item 1. Issuer
Name of issuer: H2O America
Address of issuer's principal executive offices: 110 West Taylor Street, San Jose, CA, 95110

## Item 2. Person Filing
Name of person filing:
ATLAS Infrastructure Partners (UK) Ltd.

GIP Atlas Holdings Limited
Address of principal business office or, if none, residence: 1ST Floor West, 1-3 College Hill, London, EC4R 2RA
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,532,084
Percent of class: 10.83
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,532,084
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,532,084

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ATLAS Infrastructure Partners (UK) Ltd.: /s/ Clinton Joyner, Partner and COO (04/08/2026)
- GIP Atlas Holdings Limited: /s/ Clinton Joyner, Partner and COO (04/08/2026)